UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TIAN RUIXIANG Holdings Ltd

(Name of Issuer)

Class A ordinary shares, $0.001 par value per share

(Title of Class of Securities)

KYG884K1022

(CUSIP Number)

June 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	KYG884K1022

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each	6. Shared Voting Power	1,004,760
Reporting
Person With:	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	1,000,960

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,004,760 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	KYG884K1022

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each	6. Shared Voting Power	1,004,760
Reporting
Person With:	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	1,000,960

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,004,760 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	KYG884K1022

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each	6. Shared Voting Power	1,004,760
Reporting
Person With:	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	1,000,960

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,004,760 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a) Name of Issuer

TIAN RUIXIANG Holdings Ltd (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

30A Jingyuan Art Center, 3 Guangqu Road

Chaoyang District, Beijing, People’s Republic of China

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Class A ordinary shares, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

KYG884K1022

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i)        Immediately following the execution of the Securities Purchase Agreement with the Issuer on June 2, 2021 (the “SPA”) (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 8, 2021), each of the Reporting Persons may have been deemed to have beneficial ownership of 757,490 shares of Common Stock, which consisted of (i) 666,666 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (ii) 90,824 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (the “Intracoastal Warrant”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 6,825,000 shares of Common Stock outstanding prior to the execution of the SPA as reported by the Issuer, plus (2) 666,666 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 90,824 shares of Common Stock issuable upon exercise of the Intracoastal Warrant. The foregoing excludes (I) 575,842 shares of Common Stock issuable upon exercise of the Intracoastal Warrant because the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock, (II) 933,332 shares of Common Stock issuable upon exercise of an additional purchase right contained in the SPA (the “Share Additional Purchase Right”) because the Share Additional Purchase Right is subject to a blocker pursuant to which the holder thereof does not have the right to exercise the Share Additional Purchase Right to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock and (III) 933,332 shares of Common Stock issuable upon exercise of warrants issuable upon exercise of an additional purchase right contained in the SPA (the “Warrant Additional Purchase Right”) because the Warrant Additional Purchase Right is subject to a blocker pursuant to which the holder thereof does not have the right to exercise the Warrant Additional Purchase Right to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock (and the warrants issuable upon exercise of the Warrant Additional Purchase Right also contain a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock). Without such blockers, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,199,996 shares of Common Stock.

(ii)        As of the close of business on June 11, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,004,760 shares of Common Stock, which consisted of (i) 22,100 shares of Common Stock held by Intracoastal, (ii) 666,666 shares of Common Stock issuable upon exercise of the Intracoastal Warrant and (iii) 315,994 shares of Common Stock issuable upon exercise of the Share Additional Purchase Right, and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 6,825,000 shares of Common Stock outstanding prior to the execution of the SPA as reported by the Issuer, plus (2) 2,000,000 shares of Common Stock issued at the closing of the transaction contemplated by the SPA, (3) 250,000 shares of Common Stock issued to Intracoastal upon exercise of the Share Additional Purchase Right, (4) 666,666 shares of Common Stock issuable upon exercise of the Intracoastal Warrant and (5) 315,994 shares of Common Stock issuable upon exercise of the Share Additional Purchase Right. The foregoing excludes (I) 367,338 shares of Common Stock issuable upon exercise the Share Additional Purchase Right because the Share Additional Purchase Right is subject to a blocker pursuant to which the holder thereof does not have the right to exercise the Share Additional Purchase Right to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock, (II) 250,000 shares of Common stock issuance upon exercise of a warrant issued to Intracoastal upon exercise of the Warrant Additional Purchase Right (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock and (III) 683,332 shares of Common Stock issuable upon exercise of warrants issuable upon exercise of the Warrant Additional Purchase Right because the Warrant Additional Purchase Right is subject to a blocker pursuant to which the holder thereof does not have the right to exercise the Warrant Additional Purchase Right to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock (and the warrants issuable upon exercise of the Warrant Additional Purchase Right also contain a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock). Without such blockers, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,305,430 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:               0              .

(ii) Shared power to vote or to direct the vote:               1,004,760               .

(iii) Sole power to dispose or to direct the disposition of               0              .

(iv) Shared power to dispose or to direct the disposition of               1,000,960              .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2021

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 11, 2021

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager